Exhibit 99.1

Nabriva Reports Second Quarter 2016 Financial Results

LEAP 2 clinical trial initiated in second quarter. Reiterates expectation of top-line data from both CABP phase 3 trials in the second half of 2017.

Vienna, Austria / King of Prussia, PA, August 9, 2016 (NASDAQ: NBRV) — Nabriva Therapeutics AG (NASDAQ: NBRV), a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics, today reported its financial results for the three and six months ended June 30, 2016.

“We are pleased with the continued progress of our clinical development programs in the second quarter this year, in particular with the initiation of our second, global registrational trial, Lefamulin Evaluation Against Pneumonia (LEAP) 2 in April,” said Dr. Colin Broom, Chief Executive Officer of Nabriva. “In addition, we remain on track for achieving 60% enrollment in LEAP 1 by year-end. We expect top-line data to be available from both trials in the second half of 2017.   We continue to forecast that our current cash balances will be sufficient to enable us to fund our operations at least through the receipt of our top-line phase 3 clinical trial data readout from LEAP 1 and LEAP 2.”

RECENT CORPORATE AND OPERATIONAL HIGHLIGHTS

•                  Nabriva presented data at the American Society of Microbiology Microbe 2016 Conference in June 2016, detailing in vitro activity of lefamulin against macrolide-susceptible and macrolide resistant Mycoplasma pneumoniae from the United States, Europe and China.

•                  Nabriva initiated its second global, registrational trial, Lefamulin Evaluation Against Pneumonia (LEAP) 2, in April 2016.

•                  Gary Sender was appointed as Chief Financial Officer on May 2, 2016.

FINANCIAL HIGHLIGHTS

•                  For the three months ended June 30, 2016, Nabriva reported a net loss of $12.0 million or $5.64 per share, compared to a net loss of $5.9 million and $9.03 per share for the three months ended June 30, 2015.

•                  Research and development expense increased by $5.0 million from $4.8 million for the three months ended June 30, 2015 to $9.8 million for the three months ended June 30, 2016. The increase was primarily due to higher costs related to our Phase 3 clinical trials of lefamulin.

•                  General and administrative expense increased by $1.8 million from $1.6 million for the three months ended June 30, 2015 to $3.4 million for the three months ended June 30, 2016. This increase was primarily due to an increase in costs related to the addition of employees in the United States (including non-cash compensation expense), as well as an increase in professional service fees and other general operating expenses related to operating as a public company.

•                  As of June 30, 2016, Nabriva had $86.6 million in cash, cash equivalents and other investments on the balance sheet compared to $111.4 million as of December 31, 2015.

Contact:

Will Sargent

Nabriva Therapeutics AG

William.Sargent@nabriva.com

FINANCIAL REVIEW

Overview

We are a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious infections, with a focus on the pleuromutilin class of antibiotics. We are developing our lead product candidate, lefamulin, to be the first pleuromutilin antibiotic for systemic administration in humans. We are developing both intravenous, or IV, and oral formulations of lefamulin for the treatment of community-acquired bacterial pneumonia, or CABP, and intend to develop lefamulin for additional indications other than pneumonia. We initiated two pivotal, international Phase 3 clinical trials of lefamulin for the treatment of moderate to severe CABP. These are the first clinical trials we have conducted with lefamulin for the treatment of CABP. We initiated the first of these trials in September 2015 and the second trial in April 2016. Based on our estimates regarding patient enrollment, we expect to have top-line data available for both trials in the second half of 2017. If the results of these trials are favorable, including achievement of the primary efficacy endpoints of the trials, we expect to submit applications for marketing approval for lefamulin for the treatment of CABP in both the United States and Europe in 2018.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue the development of and potentially seek marketing approval for lefamulin and, possibly, other product candidates and continue our research activities. Our expenses will increase if we suffer any delays in our Phase 3 clinical program for lefamulin for CABP, including delays in enrollment of patients. If we obtain marketing approval for lefamulin or any other product candidate that we develop, we expect to incur significant commercialization expenses related to product sales, marketing, distribution and manufacturing. Furthermore, we expect to continue to incur additional costs associated with operating as a public company.

Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, lefamulin. We do not expect to obtain marketing approval before 2018, if at all. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization effort.

Other Income

Other income increased by $0.9 million from $0.9 million for the three months ended June 30, 2015 to $1.8 million for the three months ended June 30, 2016. Other income increased by $1.7 million from $1.5 million for the six months ended June 30, 2015 to $3.2 million for the six months ended June 30, 2016. The increases in both the three and six month periods were primarily due to $0.9 million and $1.7 million increases, respectively, in anticipated grant income from research premiums provided by the Austrian government as a result of higher applicable research and development expenses in the respective periods compared to the same periods in 2015.

Research and Development Expenses

Research and development expenses increased by $5.0 million from $4.8 million for the three months ended June 30, 2015 to $9.8 million for the three months ended June 30, 2016. For the six months ended June 30, 2016 research and development expense was $22.8 million, a 200.0% increase from the $7.6 million of research and development expense during the same six-month period in 2015. The increases in both the three and six month periods were primarily due to higher costs related to our Phase 3 clinical trials of lefamulin. Direct costs for our other programs and initiatives were relatively limited during both of the three and six month periods. Indirect costs related to research and development increased in both the three and six month periods ended June 30, 2016 compared to the same periods in 2015 primarily due to the addition of clinical employees in the United States.

General and Administrative Expenses

General and administrative expense increased by $1.8 million from $1.6 million for the three months ended June 30, 2015 to $3.4 million for the three months ended June 30, 2016. For the six months ended June 30, 2016 general and administrative expenses were $6.5 million or a 160.0% increase from $2.5 million during the same six-month period in 2015. The increases in both the three and six month periods were primarily due to increased staff costs related to additional employees in the United States and increased professional service fees related to operating as a public company.

Other Gains, Net

Other net gains (losses), net decreased by $0.6 million to a $0.6 million loss during the three months ended June 30, 2016 and increased by $0.4 million to a $0.4 million gain during the six months ended June 30, 2016 compared to the same periods in 2015. The changes were primarily due to unrealized higher losses in the three months ended June 30, 2016  from foreign exchange rate differences while the six months ended June 30, 2016 reflects gains from the re- measurement of foreign currency balances.

Financial Income and Expenses

Net Financial result changed by $0.4 million from $0.4 million in net financial expenses for the three months ended June 30, 2015 to $0.0 million for the three months ended June 30, 2016. During the six months ended June 30, 2016 net financial income was $0.1 million compared to financial expense of $7.0 million during the six months ended June 30, 2015.

During the three and six months ended June 30, 2016, net interest and similar expenses decreased by $0.4 million and $3.8 million, respectively, compared to the same periods in 2015 primarily due to the decrease in the effective interest accrued under the convertible loan agreements and the decrease in interest on the Kreos loan, which was fully repaid in November 2015.

There were no changes in our other financial income and expenses for the three months ended June 30, 2016 compared to the same period in 2015. For the six months ended June 30, 2016, other net financial expenses decreased to $0.0 from $3.3 for the six months ended June 30, 2015. Other financial income and expenses for the three months and six months ended June 30, 2015 were mainly related to the expenses recognized due to the fair value adjustments of the conversion rights related to our outstanding convertible loans. This expense was partly offset by benefits of approximately $3.6 million due to the waiver of interest on our outstanding convertible loans and benefits of approximately $1.6 million resulting from the termination of call options related to our outstanding convertible loans, all of which were due to our April 2015 financing.

Cash Flows

Operating Activities

Cash flow utilized by operating activities increased by $13.3 million from $11.6 million for the six months ended June 30, 2015 to $24.9 million for the six months ended June 30, 2016 due to a $15.7 million increase in net loss, after adjustments for non-cash amounts included in financial results and other income, partly offset by lower tax payments of $0.4 million, improved working capital of $1.4 million primarily from higher trade payables and other liabilities and lower cash interest expense of $0.6 million.

Investing Activities

Cash flow from investing activities changed by $15.8 million from $0.1 million cash outflow in the six months ended June 30, 2015 to $15.7 million cash inflow in the six months ended June 30, 2016 primarily due to the redemption of term deposits. Other investing activities were relatively insignificant in both years and related primarily to the acquisition of equipment in support of our research and development activities.

Financing Activities

Cash flow generated from financing activities decreased by $48.1 million from $48.3 million in the six months ended June 30, 2015 to $0.2 million during the six months ended June 30, 2016 primarily due to proceeds of $46.7 million from our April 2015 financing, $3.4 million from the issuance of an additional convertible loan in January 2015 and proceeds of $1.1 million from a silent partnership agreement entered into in January 2015. The period over period decrease in financing cash inflows was partially offset by a $2.9 million decrease of cash outflows for repayments of long-term borrowings.

FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income (Loss)

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except share and per share data)	2015	2016	2015	2016
Other income	$899	$1,785	$1,496	$3,204
Research and development expenses	(4,760)	(9,828)	(7,548)	(22,845)
General and administrative expenses	(1,645)	(3,368)	(2,549)	(6,453)
Other gains (losses), net	(1)	(644)	(2)	353
Operating result	(5,507)	(12,055)	(8,603)	(25,741)
Financial income	—	54	6,828	142
Financial expenses	(388)	—	(13,839)	—
Financial result	(388)	54	(7,011)	142
Loss before taxes	(5,895)	(12,001)	(15,614)	(25,599)
Taxes on income	(2)	12	(14)	29
Loss for the period	(5,897)	(11,989)	(15,628)	(25,570)
Other comprehensive income (loss) for the year	1,494	(8)	5,978	33
Total comprehensive loss for the year	$(4,403)	$(11,997)	$(9,650)	$(25,537)

	Three Months Ended June 30,		Six Months Ended June 30,
Loss per share	2015	2016	2015	2016
Basic ($ per share)	$(9.03)	$(5.64)	$(31.90)	$(12.05)
Diluted ($ per share)	$(9.03)	$(5.64)	$(31.90)	$(12.05)

Consolidated Statement of Financial Position

(in thousands)	December 31, 2015	June 30, 2016
Assets
Non-current assets
Property, plant and equipment	$417	$910
Intangible assets	3	94
Long-term receivables	430	436
Deferred tax assets	616	647
	1,466	2,087
Current assets
Current receivables	4,805	7,844
Marketable securities and term deposits	74,994	59,092
Cash and cash equivalents	36,446	27,499
	116,245	94,435
Total assets	$117,711	$96,522
Equity and liabilities
Capital and reserves
Share capital	$2,426	$2,320
Capital reserves	264,021	244,527
Other reserves	7,265	(8)
Treasury shares	(26)	(21)
Accumulated losses	(165,365)	(162,392)
	108,321	84,426
Non-current liabilities
Other non-current liabilities	84	93
	84	93
Current liabilities
Trade payables	2,928	1,830
Other liabilities	6,208	10,164
Current income tax liabilities	170	9
	9,306	12,003
Total equity and liabilities	$117,711	$96,522

Selected Cash Flows Data

	Six Months Ended June 30,
(in thousands)	2015	2016
Cash flow utilized by operating activities	$(11,587)	$(24,877)
Cash flow generated (utilized) by investing activities	(68)	15,693
Cash flow generated from financing activities	48,349	237
Net cash flow	$36,694	$(8,947)
Cash and cash equivalents at beginning of period	$2,150	$36,446
Effects of exchange rate changes on the balance of cash & cash equivalents held in foreign currencies	161	—
Cash and cash equivalents at end of period	$39,005	$27,499

Select Notes to the Statements Presented

1.      Basis of accounting

The consolidated financial statements of Nabriva Therapeutics AG (the “Company”) presented in this press release have been prepared on a historical cost basis in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and the Interpretations of the International Financial Reporting Interpretations Committee, or IFRIC.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It requires management to exercise its judgment in the process of applying the Company’s accounting policies.

2.      Losses per share calculation

Basic losses per share have been calculated by dividing the loss attributable to shareholders for the periods presented by the weighted average number of shares outstanding during those periods, excluding shares held by the Company as treasury shares.

Diluted losses per share equal basic loss per share in periods presented. The effect of potentially dilutive shares has been excluded from the diluted losses per share calculation because their inclusion would result in a decrease in the loss per share and are therefore antidilutive.

3.      Share capital

The number of common shares outstanding as of June 30, 2016 was 2,127,286.

About Nabriva Therapeutics AG

Nabriva Therapeutics is a clinical stage biopharmaceutical company engaged in the research and development of novel anti-infective agents to treat serious bacterial infections, with a focus on the pleuromutilin class of antibiotics. Nabriva’s medicinal chemistry expertise has enabled targeted discovery of novel pleuromutilins, including both intravenous and oral formulations of its lead product candidate. Nabriva’s lead pleuromutilin product candidate, lefamulin, is being developed to be the first systemically available pleuromutilin for human use and is the first new class of antibiotic to reach late stage clinical development for CABP in over a decade. Nabriva believes lefamulin is well positioned for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP due to its novel mechanism of action, targeted spectrum of activity, resistance profile, achievement of substantial drug concentration in lung tissue and fluid, oral and IV formulations and favorable tolerability profile. Nabriva also intends to further pursue the development of lefamulin for additional indications, including the treatment of acute bacterial skin and skin structure infections, and is developing a formulation of lefamulin appropriate for pediatric use.

Nabriva owns exclusive, worldwide rights to lefamulin, which is protected by composition of matter patents issued in the United States, Europe and Japan.

Forward Looking Statements

Any statements in this press release about future expectations, plans and prospects for Nabriva, including but not limited to statements about the development of Nabriva’s product candidates, such as plans for the design, conduct and timelines of Phase 3 clinical trials of lefamulin for CABP, the clinical utility of lefamulin for CABP and Nabriva’s plans for filing of regulatory approvals and efforts to bring lefamulin to market, the development of lefamulin for additional indications, the development of additional formulations of lefamulin, plans to pursue research and development of other product candidates and other statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation and conduct of clinical trials, availability and timing of data from clinical trials, whether results of early clinical trials or trials in different disease indications will be indicative of the results of ongoing or future trials, uncertainties associated with regulatory review of clinical trials and applications for marketing approvals, the availability or commercial potential of product candidates including lefamulin for use as a first-line empiric monotherapy for the treatment of moderate to severe CABP, the sufficiency of cash resources and need for additional financing and such other important factors as are set forth under the caption “Risk Factors” in Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. In addition, the forward-looking statements included in this press release represent Nabriva’s views as of the date of this release. Nabriva anticipates that subsequent events and developments will cause its views to change. However, while Nabriva may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Nabriva’s views as of any date subsequent to the date of this release.

Risks Associated with our Business

Our business is subject to a number of risks of which you should be aware. These risks are discussed more fully in the “Risk Factors” section of Nabriva’s annual report on Form 20-F as filed with the United States Securities and Exchange Commission. These risks include, but are not limited to the following:

•                  We depend heavily on the success of lefamulin. Our ability to generate product revenues, which may not occur for several years, if ever, will depend heavily on our obtaining marketing approval for and commercializing lefamulin.

•                  Our Phase 3 clinical trials of lefamulin for CABP, and other clinical trials we conduct, may not be successful. We have not yet completed any clinical trials of lefamulin for CABP. Our completed Phase 2 clinical trial evaluated lefamulin for ABSSSI. The results of our completed clinical trials may not predict success in our Phase 3 clinical trials of lefamulin for CABP.

•                  We have a limited operating history. We have not yet demonstrated our ability to successfully complete development of any product candidates, obtain marketing approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization.

•                  If we are unable to obtain required marketing approvals for, commercialize, obtain and maintain patent protection for or gain market acceptance by physicians, patients and third-party payors of lefamulin or any of our other product candidates, or experience significant delays in doing so, our business will be materially harmed and our ability to generate revenue will be materially impaired.

•                  We have incurred significant operating losses since inception and will need substantial additional funding. If we are unable to raise capital when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts. As of June 30, 2016, we had accumulated losses of $162.4 million. We expect to incur significant expenses and increasing operating losses for at least the next several years.

•                  If we are classified as a passive foreign investment company in any taxable year, it may result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs.

•                  As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and NASDAQ Stock Market corporate governance rules and are permitted to file less information with the Securities and Exchange Commission than U.S. companies. This may limit the information available to holders of the ADSs.

•                  We may lose our foreign private issuer status which would then require us to comply with the domestic reporting regime under the Securities Exchange Act of 1934 and cause us to incur additional legal, accounting and other expenses.